UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 16, 2007

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 16, 2007, McDonald's Corporation (the "Company") issued an investor release reporting the Company's June, second quarter and year-to-date 2007 sales and preliminary earnings per share. A copy of the related Investor Release is being filed as Exhibit 99 to this Form 8-K and incorporated herein by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99   Investor Release of McDonald's Corporation issued July 16, 2007:
      McDonald's Reports Another Strong Quarter;
      June Marks 50th Consecutive Month of Positive Global Comparable Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 16, 2007

By: /s/ Kevin Ozan

Kevin Ozan
Corporate Vice President –
Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued July 16, 2007: McDonald's Reports Another Strong Quarter; June Marks 50th Consecutive Month of Positive Global Comparable Sales

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE
07/16/07

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

MCDONALD'S REPORTS ANOTHER STRONG QUARTER;

JUNE MARKS 50TH CONSECUTIVE MONTH OF

POSITIVE GLOBAL COMPARABLE SALES

- **Global comparable sales up 8.4% in June, 7.4% in the quarter**

- **The U.S., Europe and Asia/Pacific, Middle East & Africa posted strong comparable sales growth: U.S. up 4.2% in June, 5.0% for the quarter; Europe up 11.1% in June, 7.8% for the quarter; Asia/Pacific, Middle East and Africa up 12.1% in June, 10.9% for the quarter**

- **The impact of the previously announced developmental license transaction in 18 countries in Latin America and the Caribbean (Latam) will result in a net loss per share of about $0.60 for the second quarter 2007**

- **Excluding the $1.31 per share impact from the Latam transaction, second quarter 2007 earnings per share from continuing operations is expected to be approximately $0.71. Second quarter 2006 earnings per share from continuing operations were $0.56**

OAK BROOK, IL — McDonald's Corporation announced today that global comparable sales rose 8.4% in June and 7.4% in the second quarter. Systemwide sales for McDonald's restaurants worldwide increased 12.5% for the month (9.7% in constant currencies) and 11.4% for the quarter (8.6% in constant currencies).

McDonald's Chief Executive Officer Jim Skinner said, "These strong results — our best quarterly comparable sales growth in three years — reflect our ongoing momentum and commitment to customers. To intensify this customer focus and continue to drive long-term results, we're maximizing our asset base and ownership structure through actions such as the previously announced developmental license transaction in Latin America. This strategic transaction optimizes our opportunity to participate in Latin America's future growth potential."

U.S. comparable sales rose 4.2% in June due to the ongoing strength of the Company's breakfast business and the everyday value and variety the McDonald's menu offers. In Europe, robust results throughout the segment including France, the U.K. and Germany, fueled June's 11.1% comparable sales increase. In Asia/Pacific, Middle East and Africa, comparable sales were up 12.1% driven by strong sales growth in Japan, Australia and China and most other markets.

Percent Inc	ComparableSales		Systemwide Sales	
Month ended June 30,	2007	2006	As Reported	Constant Currency
McDonald's Restaurants*	8.4	5.9	12.5	9.7
Major Segments:				
U.S.	4.2	5.2	5.0	5.0
Europe	11.1	4.5	18.9	12.0
APMEA**	12.1	8.8	17.1	15.4
Quarter ended June 30,				
McDonald's Restaurants*	7.4	5.5	11.4	8.6
Major Segments:				
U.S.	5.0	4.2	5.8	5.8
Europe	7.8	6.3	16.8	8.8
APMEA**	10.9	7.2	15.3	13.9
Year-To-Date June 30,				
McDonald's Restaurants*	6.9	5.4	10.9	8.1
Major Segments:				
U.S.	4.7	5.4	5.5	5.5
Europe	7.9	4.1	17.8	8.9
APMEA**	9.7	5.6	13.7	12.5

*   Excludes non-McDonald's brands

**   Asia/Pacific, Middle East and Africa

Earnings Per Share

The $1.31 per share impact of the previously announced sale of the Company's existing businesses in 18 countries in Latin America and the Caribbean (Latam) to a developmental licensee organization consists of an impairment charge of $1.33, partly offset by a $0.02 benefit related to eliminating depreciation on the assets in these markets in mid-April 2007 in accordance with accounting rules. As a result of this transaction, the Company expects a net loss per share of about $0.60 for the second quarter 2007.

Excluding this impact, earnings per share will be approximately $0.71, reflecting a 34.2% effective income tax rate. In addition, foreign currency translation is expected to have a positive impact of $0.02 per share for the quarter.

Second quarter 2006 earnings per share of $0.67 included $0.11 of income from discontinued operations related to Chipotle Mexican Grill and $0.56 of income from continuing operations.

Presented below are reconciliations of the Company's reported earnings (loss) per share to adjusted earnings per share for the quarters ended June 30, 2007 and 2006, and the effective income tax rate for the quarter ended June 30, 2007. While the Company has previously converted certain other markets to a developmental license structure, management believes the Latam transaction and the associated charge are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted results better reflect the underlying business trends relevant to the periods presented.

Earnings per Share Reconciliation **Quarters ended June 30,**	2007	2006*	Inc/ (Dec)
Earnings(loss) per share-diluted, as reported	$(0.60)	$ 0.67	n/m
Earnings per share from discontinued operations		$(0.11)	
Earnings(loss) per share from continuing operations	$(0.60)	$ 0.56	n/m
Impact of Latam transaction**	$ 1.31		
Adjusted earnings per share-diluted	$ 0.71	$ 0.56	27%

*   Includes $0.02 of expense primarily due to impairment charges and the one-time impact of a tax law change in Canada.

**   Reflects $1.33 of impairment expense, partly offset by a $0.02 benefit due to eliminating depreciation in mid-April 2007 on assets in the 18 countries in Latin America and the Caribbean included in this transaction.

Effective Income Tax Rate Reconciliation **Quarter ended June 30, 2007** **Dollars in millions**	As Reported	Impact of Latam Transaction	Excluding Latam Transaction
Income(loss) from continuing operations before provision for income taxes	$(272.1)	$(1,594.4)	$ 1,322.3
Provision(benefit) for income taxes	$ 439.6	$ (12.8)	$ 452.4
Income(loss) from continuing operations	$(711.7)	$(1,581.6)	$ 869.9
Effective income tax rate	n/m	n/m	34.2%

n/m Not meaningful

Definitions

- Comparable sales represent sales at all McDonald's restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- Information in <u>constant currency</u> is calculated by translating current year results at prior year average exchange rates.

- <u>Systemwide sales</u> include sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates. Management believes Systemwide sales information is useful in analyzing the Company's revenues because franchisees and affiliates pay rent and/or royalties that generally are based on a percent of sales with specified minimum rent payments.

- The number of weekdays, weekend days and timing of holidays can impact our reported comparable sales. For the month of June 2007, this <u>calendar shift/trading day adjustment</u> consisted of one more Saturday and one less Thursday compared with June 2006. The resulting adjustment varied around the world, ranging from approximately positive 0.4% to 1.9%.

Upcoming Communications

McDonald's tentatively plans to release second quarter results before the market opens on July 24, 2007, and will host an investor webcast at 10:30 a.m. Central Time. A link to the live and archived webcast will be available on www.investor.mcdonalds.com.

McDonald's tentatively plans to release July sales on August 8, 2007.

McDonald's is the leading global foodservice retailer with more than 30,000 local restaurants in more than 100 countries. More than 70% of McDonald's restaurants worldwide are owned and operated by independent local men and women. Please visit our website at www.mcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

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